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#lovemygarmin

ANNUAL REPORT | 2012




etrex 20
GARMIN




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Loyal customers become brand advocates


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Customers around the world rely on Garmin devices to provide guidance, safety, information and efficiency to their daily lives as well as their leisure pursuits. Many of those customers take the time to tell others why they ♥ Garmin. Enjoy this sampling of "love my Garmin."

Join the conversation and see what our followers are saying.


GARMIN
ENGAGED
Steer
Presets


3D Vision (No Attitude)

#lovemygarmin

I own 8 of your DC 40 collars and your Astro 220. I love my units! They are invaluable. I used to lose at least a couple dogs a year. Since I bought this system, I haven't lost a single one!

John M.

I gave 7 of my family members Garmin products this year. Two 410 watches, two 200 cycling computers, two 500 cycling computers (one for myself) and one nüvi car GPS for my dad's midlife crisis rock crawling Jeep.

Gary H.

1st day of training with Garmin, workouts will never be the same

@Garmin @garminconnect

@TheWilltoHunt
I use @Garmin etrex 20. Love it. I also love the @HuntingGPSmaps SD card.

#lovemygarmin

#sweatpink #lovemygarmin

Look what arrived yesterday! My first @Garmin! So excited.

I believe Garmin is far ahead of the other flightdeck equipment manufacturers in technology and simplicity of operation.

Scott B.
President, Onflight

Hi Cecil,

I lost my cord & asked on Twitter if anyone had a spare but I didn't place an order or email Garmin...Did you guys do that for me? Based on one tweet? Because if so, that's the most amazing customer service I've ever seen in my whole life. Seriously...and I'm a Director of Marketing.

Thanks, Cate

The maps for Ireland were great. Out in the countryside or in small villages without a street sign in sight, our Garmin always kept us on track or got us back on track if we made a bad decision.

Chuck C.

@Garmin



I am honored to announce the recent leadership transition naming Cliff as President and Chief Executive Officer, while I assume the role of Executive Chairman, devoting time to strategic planning and business development. Cliff has served Garmin since 1989, and he brings a passion for our products and the people we serve to this position.

DR. MIN H. KAO
EXECUTIVE CHAIRMAN


Received SEC
APR 2 5 2013
Washington, DC 20549

Dear Shareholders,

Reflecting on 2012, I want to focus on two key events – our leadership transition and our mission statement. First, after many years of succession planning, we announced a transition of leadership. Min assumed the role of Executive Chairman as of January 2013 and as such, I am excited to serve as the new CEO. Having been with Garmin since 1989, I can't help but reflect briefly on the enormous accomplishments that were made possible by the vision and leadership of Min and Gary.

1989: Garmin is founded with a goal to be a leading supplier of navigation devices globally

1991: Garmin delivers the GPS 100 with functionality for aviation, marine, survey and military

1999: Garmin announces the eTrex® handheld GPS, which is still our best-selling outdoor product

2000: Garmin becomes a publicly traded company

2003: Garmin launches the G1000® integrated glass cockpit, the standard by which others are measured in the general aviation market, and the Forerunner® fitness device, the first GPS-enabled running watch

2005: Garmin introduces the nüvi®, which has become synonymous with GPS navigation

2012: Garmin surpasses 100 million products sold, more than any other dedicated GPS device provider, and is named to the S&P 500

It is amazing to review this brief history and see all of the technologies that were pioneered at Garmin. We can attribute these accomplishments to the commitment of both Min and co-founder, Gary Burrell, who gave unselfishly to build the dynamic and diverse company that Garmin has become.

Secondly, with many of the original start-up goals for Garmin achieved, it was an opportune time for us to re-examine our mission and vision. As such, in 2012, we also launched a new mission statement at Garmin:

> ***To be an enduring company by creating superior products for automotive, aviation, marine, outdoor, and sports that are an essential part of our customers' lives.***

This was supplemented by a new vision for our employees:

> ***We will be the global leader in every market we serve, and our products will be sought after for their compelling design, superior quality, and best value.***

I want to provide some insights on why these statements are important to you, our shareholders.

We wanted to answer some fundamental questions about Garmin. Why do we exist? What do we do? And how will we succeed? Our mission and vision answer these questions.

Why do we exist?
To be an essential part of our customers' lives

This is demonstrated in the customer tweets, quotes and testimonials shown throughout this report. We are helping our customers live richer, safer, healthier lives! We are committed to finding innovative uses of technology that expand our reach and allow us to be an enduring pioneer in technology.

What do we do?
Provide superior products to multiple markets

Our vertically integrated organization allows us to take ideas from concept to reality, incorporating every step of the product lifecycle, resulting in world-class quality and reliability. Our market leadership in so many of our diverse segments is verification of the superiority of our products today and we are committed to continuing to deliver exceptional products going forward.

How will we succeed?
By being the global leader in every market we serve

This is accomplished with five key strategies:

- People – building an A-team
- Products – compelling, clearly differentiated products that are embraced by customers
- Operations – strategic centers of excellence focused on design, manufacturing, sales, marketing and support
- Growth – creating new product categories and markets as we have done since our inception
- Sustainability – long-term focus requiring continually reinvesting in people, facilities and equipment

Ours is a dynamic company that changes as the world changes. We will seize opportunities – moving forward to fulfill our mission to be the global leader and an enduring company, and we are excited to be on this journey with our shareholders.

CLIFF PEMBLE
PRESIDENT AND CEO

automotive

I bought a Garmin device about a year ago and it has improved my life beyond measure. I work as a freelance artist in theater doing all sorts of odd jobs and I'm running to multiple new locations daily. Without my Garmin, named Ralph, I would be lost, stopping at coffee shops, mooching off Wi-Fi, trying to figure out where I am.

Matthew F. lovemygarmin


Art Center
E Wacker Dr
E Lake St

Garmin remains the worldwide PND (personal navigation device) leader, experiencing market share gains globally in 2012, despite a slowing industry. The company also continues to develop innovative solutions for the OEM space, recently unveiling the next-generation infotainment system featuring a digital cockpit.

Break free from the bars

Garmin dedicated navigation devices offer compelling features over smartphones with navigation applications. Here are some of the reasons why customers love their Garmin to get them around town or across the country:

1. GPS reception, not reliant on cell towers
2. Onboard maps
3. Touchscreen optimized for use in a car
4. Loud, clear voice commands
5. Easy to purchase, share or gift
6. Leverages connected services via smartphone

Worldwide PND market trends

The PND industry has been in decline since 2008 with the trend expected to continue in 2013. Garmin will continue to focus on industry leadership in both volumes and profitability, as we have for many years.



PND industry (units in millions)
Garmin market share (%)
40
20
0
50
40
30
2008
2009
2010
2011
2012
(Units)
(%)



the go-to brand

Navigating the in-car experience

While many of our customers love having Garmin navigation that's portable, others prefer guidance integrated into their vehicle's dashboard. To serve these customers, Garmin is leveraging its knowledge and expertise in stand-alone devices to integrate essential navigation, communication and entertainment functions within the vehicle. Garmin has partnered with Suzuki to offer a fully integrated, factory-installed infotainment system for vehicles in the U.S., Russia, Europe, Australia and India. The system will offer music and media integration, voice control, connected services, backup camera support and more. The company also partnered with Volkswagen to offer a portable infotainment system featuring a media player, pedestrian navigation and easy map updates.

Guidance for motorcyclists and more

If there's one market that is passionate about two-wheeled pursuits, it's the motorcycling crowd. Garmin gave these riders another reason to love having a navigator designed by motorcyclists, for motorcyclists. The new zūmo® 350LMT incorporates features like a service history log that lets cruising enthusiasts record the date, mileage and type of maintenance performed on their motorcycles.

In August, Garmin launched the dēzl™ 760LMT, its first trucking navigator with a seven-inch display, a new Active Lane Guidance feature to help truckers confidently navigate intersections, plus truck-specific points of interest.

The road ahead

Newly announced products at the 2013 Consumer Electronics Show will offer features that make navigating with nüvi like having a friend along who knows the way. Instead of prompting drivers to "turn right on Michigan Avenue," nüvi® will direct the driver to "turn right at the Garmin store." Another new feature applies a friendly, more human voice to the voice prompts, giving customers yet another reason to love their Garmin.



1669
1591
1492
10 11 12
Revenue
($ in millions)
246
161
221
10 11 12
Operating income
($ in millions)

aviation

I was flying home to Long Island when I suffered a complete loss of oil and subsequent engine failure. With only minutes left, I activated my nearest function on my Garmin. The closest airports were promptly listed. I was able to maneuver to the field and with a hard left roll, line up for a smooth landing, saving the lives of my wife and I, and the airplane.

John L., D.D.S. lovemygarmin

It's one thing to win the affection of pilots who quite literally put their lives in the hands of Garmin avionics for every flight. It's another to cultivate that kind of faith among the companies building multi-million dollar aircraft and selecting Garmin avionics to guide them.


Flying Magazine
8TH EDITOR'S CHOICE AWARD
EDITOR'S CHOICE
GARMIN G2000
Aviation International News
9TH CONSECUTIVE YEAR
#1
COCKPIT AVIONICS SUPPORT
Professional Pilot Magazine
9TH CONSECUTIVE YEAR
#1
PRODUCT SUPPORT

Proving pilots love their Garmin as well as the Garmin representatives providing support, the company took top honors in leading market award categories in 2012.


52
OEM PARTNERS

Notable OEM announcements in 2012

Cessna — G5000™ for new Citation Sovereign and Citation Longitude
Learjet — G5000 on new Learjet 70 and 75 business jets
Bell Helicopter — G5000H on Relentless transport helicopter
Piper Aircraft — G1000® on new Archer and Seminole models
AgustaWestland — G1000H on AW119 helicopter
Northrop Grumman Corporation — custom avionics suite on new Firebird optionally-piloted vehicle (OPV)

leader onboard

ASK THE EXPERTS

Nobody likes change. However, if there's a friend to guide you through it, the journey seems less daunting. As the aviation industry moves toward a new technology for air traffic controllers, Garmin has come alongside pilots as the expert in ADS-B, or Automatic Dependent Surveillance-Broadcast.



ADS-B ACADEMY

The Garmin ADS-B Academy provides seminars, webinars and answers to common questions. The online portal also has an interactive tool that identifies pilots' current installation and points them to the right avionics installer when they're ready to upgrade to compatible equipment, such as a Garmin GDL 88 datalink.

By 2020, approximately 200,000 aircraft will need ADS-B compatible equipment installed.



■ *Planes currently installed with ADS-B equipment*


263
285
292
10
11
12

Revenue
($ in millions)


72
72
73
10
11
12

Operating income
($ in millions)

outdoor

On November 23 at 1 am, I responded with my canine partner Sysko to a residential burglary. My partner tracked the suspects approximately 100 yards to a large water run-off tunnel. The tunnel was barely tall enough to stand in and pitch black. We tracked approximately 300 yards underground and lost radio communications several times. When we got to our first street drain, I couldn't see out to determine my location. I used my Astro handheld and held it out of the drain. Because of the Astro and the birds eye map, I was able to report my location to officers above ground.

Officer Kyle C. & K-9 Sysko lovemygarmin

For years, Garmin handheld devices have provided a measure of safety for hikers, hunters and backpackers around the globe. Their stories recall adventures that would have had an unhappy ending had it not been for their Garmin device leading them back to civilization. In July, Garmin launched fēnix™, its first GPS wrist watch for outdoor enthusiasts. fēnix pairs GPS navigation with built-in sensors to give users information on heading, elevation and weather changes.

fēnix

FIRST GPS WRIST WATCH FOR OUTDOOR ENTHUSIASTS

Adventure seekers aren't the only ones who love the hands-free, go-anywhere distinction of fēnix. National Geographic named it Gear of the Year in the tech category.


NATIONAL GEOGRAPHIC
GEAR OF THE YEAR 2012


GARMIN
ELEVATION
2078 FT
904 FT
ASCENT

ADVENTURES

Sometimes reliving the adventure is half the fun, so Garmin gave customers a way to do just that with Garmin Adventures, a free, interactive tool for sharing hikes, bike rides, road trips by car or motorcycle and more. Using Garmin BaseCamp™ software, users can combine track logs, waypoints, geotagged photos, YouTube® videos and more into an adventure that gets published and can be easily shared with friends and family.

explore more

Puppy love

Whether their canines serve as family companion or partner in sport or police work, customers who purchase Garmin pet products are interested in safeguarding their dog and their investment. Alpha™ is a tracking and training system for hunting dogs that combines GPS tracking and mapping expertise from Garmin with electronic correction technology from Tri-Tronics. The same technology has become essential equipment on police forces and SAR (search and rescue) teams to track their highly trained canines. Garmin tapped a new corner of the pet market with the recent announcement of bark limiters and remote training devices.



Golf stats at hand

In a sport where accuracy and precision determine if it's a good day or bad, Garmin is giving golfers more tools and more reasons to love their Garmin. The company launched its first touchscreen golf watch, the Approach® S3, in early 2012. For golfers who prefer to have their stats in hand versus on their wrist, Garmin has a line of handheld devices, including the touchscreen Approach G6.


3 0 , 0 0 0

+ WORLDWIDE COURSES

preloaded on select Approach devices


319
363
402
10
11
12

Revenue
($ in millions)


158
162
164
10
11
12

Operating income
($ in millions)


fitness
I love running more than I have words to describe, and I have become the fashionista runner among my running group. Just when they thought I could not make my outfits any more spectacular, I did! This blinged out Garmin helped me reach my goal of under 4 1/2 hours in my inaugural marathon attempt this past weekend!
Sonya
lovemygarmin
ING
MIAMI MARATHON
AND HALF MARATHON

Runners, cyclists and triathletes are passionate about their past-times, and they're not shy about sharing their stories and photos. Whether they crossed the finish line of their first 5k or completed an Ironman triathlon, they relied on a Garmin device to capture every mile and minute of their training and provide motivation along the way.

Nothing says "love my Garmin" like an athlete completing a race or workout, loading their data to our

Garmin Connect™

site and then sharing it on their social networks.

Miles logged by March 2013

2,956,952,035


Kevin Shaffer
Olathe, KS
Connected
Share
48 Connections

Recent updates to Garmin Connect allow users to create social profiles, connect with other users and even follow the activities of pro athletes. Through these updates, Garmin is turning customers into advocates of our brand, while enhancing the experience well after their workout ends.

Get connected

At the 2013 Consumer Electronics Show, Garmin debuted its first fitness offering with connected features, the Edge® 510 and 810 GPS bike computers. These products combine comprehensive navigation and analysis with connected features through the user's smart phone and the Garmin Connect™ Mobile app. Connected features include live tracking, wireless data transfers, weather and social media sharing.

every mile matters

Dive in

Swimmers can now immerse themselves in their workout and forget about counting laps, thanks to Garmin Swim™. This watch is the company's first dedicated swimming product and the only one on the market with a user-replaceable battery, eliminating the need for charging or sending the watch back to the manufacturer. Garmin Swim uses embedded sensors to track every movement of a user's stroke and can even identify stroke type, making it easy for swimmers to analyze their data later in Garmin Connect.

How far and how fast

Garmin broadened its range of fitness devices with the launch of the Forerunner® 10 — a simple GPS running watch designed for beginning or intermediate runners. It also has a fan following among runners seeking a smaller watch design and easy interface. In addition to recording basic running metrics, the 10 is the first Garmin device to identify personal records, giving runners an extra boost of motivation.


GARMIN
28:37
3.10

Runners are doing more than lacing up to run around the block. As increasing numbers compete in road races, Garmin fitness devices become a key component in their training plans.


10K
25%
5K
54%
half-marathon
102%

Road race participation growth over the past 5 years. *Source: Running USA RRIC*


240
298
322
10
11
12

Revenue
($ in millions)


93
102
112
10
11
12

Operating income
($ in millions)

marine

We crossed the Gulf Stream yesterday from Cat Cay to Ft. Lauderdale in horrendous conditions with 6 or 8 footers. We ran 45 miles with the Garmin autopilot engaged the entire way. I never touched the instrument, only adjusting RPMs to the seas as needed. That autopilot has proved itself essential to this boat yesterday and on several previous occasions in challenging conditions.

Randy W. lovemygarmin

Mariners must balance their passion for the sea with respect for its power and perils. Garmin gave them a solution to help manage the rough seas with the launch of GHP™ 20, a marine autopilot for boats with hydraulic steering. The system is unique to the marine industry because it features a single pump size that works for most boats and applications, making it the clear choice for mariners.



THE POWER OF SIMPLE™

It's a promise to deliver sophisticated technology that is easy to use, and it's the philosophy behind the company's newest marine offerings. From the introduction of portable fishfinders to combination chartplotter/sounder devices to comprehensive chartplotters with touchscreen displays, Garmin is dedicated to making mariners' time on the water powerfully simple.

Research and development efforts

Garmin continued to affirm its commitment to the field of marine instrumentation and electronics with increased research and development efforts throughout 2012. While this negatively impacted operating profits in the short-term, the result in 2013 will be a series of next-generation products. These enhanced chartplotters and glass helms are expected to provide improved market share and profitability.

charting a course

Apps onboard

The BlueChart® Mobile app allows mariners to plan and view routes on their mobile device and wirelessly transfer them to a networked chartplotter. Customers can also use the app with ActiveCaptain, a web community that provides real-time content generated by mariners. Here, users can read and write reviews about marinas and share local boating knowledge. The app also integrates error reporting, providing boaters an easy way to report chart errors back to Garmin.


GARMIN



Navigation at hand

Garmin recently announced the first navigating marine GPS watch, quatix™. This device combines advanced sail racing tools with Garmin GPS navigation and offers wireless integration with existing Garmin marine devices. Competitive sailors will love the watch's innovative features such as a virtual starting line, tack assist mode and start countdown timer.


199
222
208

10 11 **12**

Revenue
($ in millions)


68
57
34
10 11 12

Operating income
($ in millions)

Garmin helps fishing enthusiasts make the most of their time on the water with solutions like detailed cartography.

17,000 *Inland lakes covered by Garmin LakeVü™ HD cartography*

500+ *Inland lakes with high-def depth readings*

Soaked, laundered and fried — eTrex works like new

I bought an eTrex Venture HC for a self-guided hunting trip with our son to Colorado. It worked great that trip and we had no problems. We have used it several times since then also. While on another self-guided hunt in the Weminuche Wilderness Area of Colorado, we were caught in a thunder/lightning/snowstorm. All our gear was soaked and we had to go to the laundry mat to dry the clothes out. I forgot my Garmin was in the pocket of my coat. It was in the dryer on high heat for 45 minutes. I was sure it was trashed, but to this day it still works like new, and we needed it for the last seven days of our wilderness hunt. Thanks for making a great product!

Johnny D.

Incredible technology for pilots

I just wanted to say that Garmin Pilot on my Android tablet is simply amazing! Used it the first time today on a short flight from Indianapolis to Jackson, MI. This is incredible technology for pilots. A moving map, IFR or VFR, makes life so much simpler. And that thing about bringing up the taxi chart automatically is simply too much. I will be using this software on all my personal and CAP (Civil Air Patrol) flights. Thank you for bringing it to the market. PS, 3 of the CAP airplanes I fly are G1000 Cessna 182s. Big wow there too.

Maj Thomas E. Elam,
Finance Director, Mission Pilot

Garmin guides every flight for NASCAR driver

We are exceptionally pleased with our decision to install the new aera 796s in our Falcon. This has provided us an additional safety margin in our aircraft. We chose the Garmin 796 for our Falcon 50 to provide XM weather and electronic flight bag capability. The 796 was one of the best options to provide XM weather in the Falcon 50 cockpit. We were able to greatly reduce the amount of paper in the cockpit due to the terminal, high and low chart features. We are able to further reduce the amount of paperwork by placing flight manuals on the built-in document reader. We find that the SafeTaxi feature of the 796 greatly reduces workload and allows us to focus outside the aircraft while taxiing at larger airports. With the 796's touchscreen, reliability and ease of use, this was the best option for our aircraft.

Gary Chief Pilot for NASCAR driver Greg Biffle

nüvi navigation tames the D.C. wilderness

Recently I accepted employment in the D.C. area. I am a long-time user of maps and have an excellent sense of direction, so I thought a Garmin was a useless waste of my money. I arrived in the D.C. area and it took me less than an hour of driving aimlessly and several near-death experiences on the road before I found the nearest retailer that sold Garmin products. Less than 10 minutes later, I had the nüvi 50 plugged in and ready to guide me into and around the D.C. wilderness. I am now a believer in its lifesaving capabilities. If you have any sense of direction at all, you can find your way on an interstate highway. Big cities are another story entirely. I am convinced my Garmin saved my life.

Melissa B.

76 still ticks after river ride and 2 years in glacial silt

I was riding my Ranger RZR out to Knik Glacier with my son and his friend. I was easing into a river crossing to see how deep it was when the bank sheared off and I was sliding into six feet of water. As I climbed on top of my roll cage, I watched my highly treasured Garmin GPSMAP 76CSx float away. After getting the RZR out of the river, we walked up and down the river several times trying to find the GPS but were not successful. Having had great experiences with Garmin products in the past, there was no deciding what to buy as a replacement. I bought a Rino 520 because I liked the added feature of the radio and polling to let me know where my son was. Two years after losing my 76, I got a voicemail saying, "If this is the guy that lost a Garmin GPS on Knik River, give me a call!" I called the guy, who told me that he and his wife were walking along the river a couple of weeks previous and he saw my GPS sticking up out of the glacial silt. Being an electronics enthusiast, he took it home and took the back off of it and washed it out with fresh water and spread it out to dry. After that, he screwed the back on it and stuck a few batteries in it, and said that my name and phone number came up on the welcome screen! HOLY SMOKE!! I could attest to the fact that Garmin products are tough because I have been beating them up in the boondocks of Alaska for over a decade, but this took things to a whole new level. UNBELIEVABLE is all I can say!

Randy B.

I ♥ my Garmin

I'm sure you get plenty of testimonials on how Garmin watches improve training and the overall exercise experience. I am writing to tell how my Garmin Forerunner 405CX literally saved my life. About a month ago, I was doing some run/walk interval training on my treadmill when at the 25-minute mark, I got unusually winded and felt that my heart was racing. I didn't think much of it but decided to cool down and quit. When I uploaded my 405 data to my computer and the Garmin Connect site (see graph), I noticed that my heart rate had spiked to 220 and was very slow to come down even after cooling down. I made an appointment with my doctor, which resulted in further tests at the hospital. They found a 9 cm aortic aneurysm and a faulty aortic heart valve. My cardiac surgeon commented how lucky I was that my aneurysm had not burst at some point. The bottom line: had I not seen my elevated heart rate in graph form, I very well might have blown off this episode as "one of those days." I am now home recovering from successful open-heart surgery and I hope to be better than ever in a few months. When my regular exercise routine resumes, you can bet I will again be wearing my 405!

Doug J.


Heart Rate
220
180
140
100
04:10
08:20
12:30
16:40
20:50
25:00
29:10

#lovemygarmin

Financial review

The selected financial data below and elsewhere in this annual report should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 10-K, a copy of which is included with this annual report or is available at Garmin.com/financials.

Revenue and net income

($ in millions)



3,494
2,946
2,690
2,759
2,716
733
704
585
521
542
08 09 10 11 12

Diluted EPS

($ per share)



3.48
3.50
2.95
2.67
2.76
08 09 10 11 12

R&D expenditures

($ in millions)



206
238
277
299
326
08 09 10 11 12

Book value per share

($ per share)



10.57
14.10
15.40
16.71
18.00
08 09 10 11 12

Revenue by segment

(% of total)



7
10
9
12
62

2010



8
10
11
13
58

2011



7
11
12
15
55

2012

AUTOMOTIVE/MOBILE
OUTDOOR
FITNESS
AVIATION
MARINE

Operating income by segment

(% of total)



11
11
14
25
39

2010



10
13
19
29
29

2011



6
12
19
27
36

2012

Comparison of 5-year cumulative total return*

Among Garmin Ltd., the NASDAQ Composite Index, and the NASDAQ 100 Index



$140
$120
$100
$80
$60
$40
$20
$0
12/07
12/08
12/09
12/10
12/11
12/12

	12/07	12/08	12/09	12/10	12/11	12/12
Garmin Ltd.	100.00	20.63	33.84	35.57	47.88	51.11
NASDAQ Composite	100.00	59.03	82.25	97.32	98.63	110.78
NASDAQ 100	100.00	59.60	83.26	98.34	107.15	119.89

The graph below compares the cumulative 5-year total return of holders of Garmin Ltd.'s common stock with the cumulative total returns of the NASDAQ Composite index and the NASDAQ 100 index. The graph tracks the performance of a $100 investment in our common stock and in each of the indexes (with the reinvestment of all dividends) from 12/31/2007 to 12/31/2012.

*$100 invested on 12/31/07 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Board of directors

Gene M. Betts 1 | 2 | 3
Former Chief Financial Officer
Embarq Corporation

Donald H. Eller 2 | 3
Private Investor

Dr. Min H. Kao
Executive Chairman
Garmin Ltd.

Charles W. Peffer 1 | 2 | 3
Retired Partner
KPMG LLP

Clifton A. Pemble
President and Chief Executive Officer
Garmin Ltd.

Thomas P. Poberenzy 1 | 2 | 3
Chairman Emeritus
Experimental Aircraft Association (EAA)

1 | Audit Committee
2 | Nominating and Corporate Governance Committee
3 | Compensation Committee

Executive officers

Dr. Min H. Kao
Executive Chairman

Clifton A. Pemble
President and Chief Executive Officer

Kevin S. Rauckman
Chief Financial Officer and Treasurer

Andrew R. Etkind
Vice President,
General Counsel and Secretary

Danny J. Bartel
Vice President, Worldwide Sales
Garmin International, Inc.

Philip Straub
Vice President and
Managing Director, Aviation
Garmin International, Inc.

Brian J. Pokorny
Vice President, Operations
Garmin International, Inc.

Sean Biddlecombe
Managing Director, EMEA
Garmin (Europe) Ltd.

P.C. Huang
General Manager
Garmin Corporation

Investor Relations

investor.relations@garmin.com
Security analysts, investment professionals and shareholders can find investor relations information on the company's website at www.garmin.com/stock.

Transfer Agent

Computershare Trust Company, N.A.
250 Royall Street
Canton, Massachusetts, 02021
United States of America

Independent Accountants

Ernst & Young LLP

Market Information

The shares of Garmin Ltd. are traded on the NASDAQ Global Select Market under the symbol GRMN. Garmin Ltd. is a component of the S&P 500 Index.

Offices

Garmin Ltd.
Mühlentalstrasse 2
8200 Schaffhausen
Switzerland

Garmin International, Inc.
1200 East 151st Street
Olathe, Kansas, 66062
United States of America

Garmin (Europe) Ltd.
Liberty House
Hounsdown Business Park
Southampton
SO40 9LR
United Kingdom

Garmin Corporation
No. 68, Zhangshu 2nd Road
Xizhi Dist., New Taipei City 221
Taiwan, R.O.C.

Garmin Ltd.
Mühlentalstrasse 2
8200 Schaffhausen
Switzerland

Garmin.com


GARMIN

M00-60312-00 0413